UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

SOKO FITNESS & SPA GROUP, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

83409D104
(CUSIP Number)

Tong Liu
No.194, Guogeli Street
Harbin, Heilongjiang Province
China 150001
+86 451-87702255

With a copy to:

Barry I. Grossman, Esq.
Lawrence Rosenbloom, Esq.
Ellenoff Grossman & Schole, LLP
150 East 42nd Street, 11th Floor
New York, NY 10017
Tel: 212 370 1300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83409D104

(1)	Name of Reporting Person Tong Liu

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 9,763,910

	(8)	Shared Voting Power

	(9)	Sole Dispositive Power 9,763,910

	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,763,910

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 45.28%*

(14)	Type of Reporting Person IN

 * Percentage is calculated on the basis of 21,564,567 shares of Common Stock outstanding as of April 14, 2011.

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (the “Schedule 13D/A”) is filed to report acquisition of 803,910 shares of common stock, par value 0.001 per share (“Common Stock’) of SOKO Fitness & Spa Group, Inc., a Delaware corporation (formerly known as American Business Holdings, Inc., the “Issuer”) by Mr. Tong Liu (the “Reporting Person”).  This Amendment No. 1 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) relating to the Common Stock on April 11, 2008 (the “Original Filing”).  The principal executive office of the Issuer is located at No. 194, Guogeli Street, Harbin Heilongjiang Province, People’s Republic of China, 150001.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Filing is hereby supplemented and amended as follows:

On May 22, 2011, the Reporting Person acquired warrants (“Warrants”) to purchase an aggregate of 803,910 shares of Common Stock from Guerrilla Partners, L.P. (“Guerrilla”) and Hua-Mei 21st Century Partner, L.P. (“Hua-Mei”, and collectively with Guerrilla, the “Sellers”) pursuant to a Warrant Purchase Agreement (the “Warrant Purchase Agreement”).  On June 3, 2011, the Reporting Person exercised the all of the Warrants and acquired 803,910 shares of Common Stock by payment of an aggregate exercise price of $1,029,004.80 in cash (“Warrant Exercise”). The Reporting Person borrowed the funds for the Warrant Exercise from a non-affiliated individual under an unsecured interest free loan which is payable on demand. The lender does not have any interest in the Shares.

Item 4.	Purpose of Transaction

Item 4 of the Original Filing is hereby supplemented and amended as follows:

The Reporting Person acquired the shares by the Warrant Exercise for investment purposes. As of the date hereof, except as set forth in this SC 13D/A, the Reporting Persons does not have any present specific plans or proposals that relate to or would result in:

(a)           the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)           any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board;

(e)           any material change in the present capitalization or dividend policy of the Issuer;

(f)           any other material change in the Issuer’s business or corporate structure;

(g)            changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)            causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            a class of equity securities of the Issuer’s becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)            any action similar to any of those enumerated in subparagraphs (a)-(i) above.

The Reporting Person is the Chairman of the Board, Chief Executive Officer and a director of the Issuer.  Given the current market for U.S-listed Chinese companies, the Reporting Person has had discussions over the past several months with third parties (including the Sellers and other stockholders of the Issuer, potential financing sources and legal counsel) regarding potential strategic alternatives for the Issuer including transactions that may relate to or would result in item (a), (h) and (i) listed above. However, as of the date of this report, the Reporting Person does not have any specific or definitive plan or proposal regarding any of the above listed transactions. The Reporting Person reserves the right to formulate plans or proposals which may relate to or result in the occurrence of one or more of the above listed transactions.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Original Filing is hereby supplemented and amended as follows:

On May 19, 2011, the Reporting Person and the Sellers entered into a Warrant Purchase Agreement whereby the Reporting Person purchased the Warrants held by the Sellers for an aggregate purchase price of $2,612,707.50.  The obligation of the Reporting Person to pay the purchase price for the Warrants was evidenced by the issuance and delivery by the Reporting Person of two secured promissory notes (“Notes”) in amounts equal to $2,032,104.75 and $580,602.75 to Hua-Mei and Guerilla, respectively.  The Notes are secured by a grant of a security interest in an aggregate of 1,000,000 shares of Common Stock owned by the Reporting Person in favor of Hua-Mei and Guerrilla pursuant to the Pledge and Security Agreement between the Reporting Person and the Sellers (the “Pledge and Security Agreement”).

Except as described in the Original Filing and the Warrant Purchase Agreement, the Notes and the Pledge and Security Agreement described in this SC 13D/A, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1 - Warrant Purchase Agreement by and among Tong Liu and Guerrilla Partners, L.P. and Hua-Mei 21st Century Partner, L.P., dated May 19, 2011.

Exhibit 99.2 - Promissory Note in favor of Guerrilla Partners, L.P., dated May 19, 2011.

Exhibit 99.3 - Promissory Note in favor of Hua-Mei 21st Century Partner, L.P., dated May 19, 2011.

Exhibit 99.4 - Pledge and Security Agreement by and among Tong Liu and Guerrilla Partners, L.P. and Hua-Mei 21st Century Partner, L.P., dated May 19, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2011	By:	/s/ Tong Liu
Tong Liu